22003009

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| 8-68004 |

# ANNUAL REPORTS FORM X-17A-5 PART III

SEC Mail Processing
FEB 11 2022
Washington, DC

**FACING PAGE**

**Information Required Pursuant to Section 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ATIS, Inc

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer [ ] Security-based swap dealer [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland (City) Indiana (State) 46322 (Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

John Evanich (Name) (219) 836-2102 (Area Code - Telephone Number) john.evanich@atiswealth.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

June 18, 2004 (Date of Registration with PCAOB)(if applicable) 1737 (PCAOB Registration Number, if applicable

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ATIS, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

Kurt Frederick Schultz my commission expires Aug 03, 2022

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to 240.15c3-3.
- [x] (m) Information relating to the possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to the possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- [ ] (z) Other:______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ATIS, Inc

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ATIS, Inc, as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ATIS, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of ATIS, Inc's management. Our responsibility is to express an opinion on ATIS, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ATIS, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1(f), Information for Possession or Control Requirements Under Rule 15c3-3, and Computation for Determination of Reserve Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc's financial statements. The supplemental information is the responsibility of ATIS, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital pursuant to Rule 15c3-1(f), Information for Possession or Control Requirements Under Rule 15c3-3, and Computation for Determination of Reserve Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ATIS, Inc.'s auditor since 2009.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 1, 2022

# ATIS, Inc.

## Statement of Financial Condition

| Assets | | December 31, 2021 |
|---|---|---|
| Cash and cash equivalents | $ | 66,926 |
| Accounts receivable | $ | 13,558 |
| Interest receivable | $ | - |
| Deposit with clearing organization | $ | 50,000 |
| Securities owned | $ | 46,473 |
| Officer Life Insurance | $ | 57,633 |
| Property, net | $ | - |
| Prepaid Deposits | $ | - |
| Operating Lease | $ | 37,920 |
| Total Assets | $ | 272,510 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 27,108 |
| Operating Lease Liability | $ | 37,920 |
| Total Liabilities | $ | 65,028 |
| **Stockholders' Equity** | | |
| Common stock, no par value, 100 shares authorized, issued and outstanding | $ | 5,000 |
| Additional paid in capital | $ | 125,000 |
| Retained earnings | $ | 77,482 |
| Total Stockholders' Equity | $ | 207,482 |
| Total Liabilities and Stockholders' Equity | $ | 272,510 |

The accompanying notes are an integral part of these financial statements

# ATIS, Inc.

## Statement of Income

| | For the Year Ended December 31, 2021 |
|---|---|
| **Revenues** | |
| Commissions | $ 287,236 |
| Investment advisory fees | $ 502,404 |
| Interest and Dividend income | $ 5,008 |
| Gain (loss) on securities | $ 10,104 |
| Other income | $ 72,165 |
| | $ 876,917 |
| **Operating Expenses** | |
| Employee compensation and benefits | $ 517,514 |
| Data processing and clearing charges | $ 130,394 |
| Occupancy expenses | $ 32,971 |
| Communications | $ 2,584 |
| Administrative expenses | $ 32,056 |
| Legal and professional fees | $ 13,400 |
| Other operating expenses | $ 700 |
| | $ 729,619 |
| Net Income | $ 147,298 |

The accompanying notes are an integral part of these financial statements

# ATIS, Inc.

## Statement of Changes in Stockholders' Equity

| | Common Stock | Additional Paid in Capital | Retained Earnings |
|---|---|---|---|
| Balance, December 31, 2020 | $ 5,000.00 | $ 125,000 | $ 60,184 |
| Distributions | | | $ 130,000 |
| Net income | | | 147,298 |
| Balance, December 31, 2021 | 5,000 | 125,000 | 77,482 |

The accompanying notes are an integral part of the financial statements.

# ATIS, Inc.
## Statement of Cash Flows

| | | December 31, 2021 |
|---|---|---|
| **Operating Activities** | | |
| Net income | $ | 147,298 |
| Adjustments to reconcile income to net cash provided by operating activities: | | |
| Depreciation | | - |
| Changes in operating assets and liabilities: | | |
| Prepaid Assets | | 1,052 |
| Accounts receivable | | 624 |
| Interest receivable | | 68 |
| Utility Deposit | | |
| Accounts payable and accrued expenses | | 11,049 |
| Net Cash Provided by Operating Activities | | 160,091 |
| **Investing Activities** | | |
| Life Insurance Cash Value | | (8,405.00) |
| Fixed Assets | | - |
| Change in investment inventory | | (1,413.00) |
| Net Cash Used in Investing Activities | | (9,818) |
| **Financing Activities** | | |
| Shareholder distributions | | (130,000.00) |
| Net Cash Used in Financing Activities | | (130,000) |
| Increase (Decrease) in Cash and Cash Equivalents | | 20,273 |
| Cash and Cash Equivalents at Beginning of Year | | 46,653 |
| Cash and Cash Equivalents at End of Year | $ | 66,926 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker/dealer and investment advisory firm. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities on a transaction basis, serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully disclosed correspondent relationship with RBC Capital Markets Corporation. The investment advisory business conducts wealth management services on a fee basis through specific account service agreements.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2018 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $0 for the year ended December 31, 2021 has been computed using accelerated and straight line methods of depreciation.

## Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2021.

## Note 2 – Securities Owned

Securities owned are securities that are carried at quoted market values and consist of the following:

| | December 31, 2021 |
|---|---|
| John Hancock Financial Fund | $ 23,874 |
| Fidelity Advisor Equity Fund | 2,652 |
| DNP Utility Select Fund | 5,567 |
| Convertible Bond Fund | 14,379 |
| Total | $ 46,472 |

## Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

| | December 31, 2021 |
|---|---|
| Furniture and office equipment | $ 20,286 |
| Less: Accumulated depreciation | 20,286 |
| Total | $ 0 |

**Note 4 - Net Capital Requirements**

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2021, the Company had net capital of $200,021, which was $150,021 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 13.553%.

**Note 5 - Control Requirements**

There are no amounts, as of December 31, 2021, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii),and thus, is exempt from the provisions of Rule 15c3-3.

**Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)**

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2021 unaudited Focus report and this report. The net effect on net capital was $0.

| | |
|---|---|
| Net capital as reported on the unaudited Focus report of December 31, 2021 | $ 200,021 |
| Net Capital as Audited | $ 200,021 |

## Note 7 – Revenue from Contracts with Customers

Brokerage Commissions

The Firm charges commissions for some of its customers on a transaction basis. Commissions and related clearing expenses are recorded on the trade date. The Firm believes the performance obligation is satisfied on the trade date because that is when the underlying security ownership is identified and agreed upon

Mutual Funds, Annuities, and Retirement Plans

The Firm enters into sales agreements with mutual fund and insurance companies for customers to acquire pooled investment funds and insured products that may be of similar design. Sales commissions are received upon the completion of such purchases. They may be received up front or over time and recorded as received. Retention fees may also be received from time to time, which are recorded when received. Such retention fees are based on the market values of the accounts involved.

Asset Management

Investment Advisory Services are provided by the Firm. Compensation for such services is calculated as a percentage of the average annual client investment account balance. Fees are received quarterly and are recognized monthly as they relate more specifically to the services provided in that period.

2021 revenues derived from the above mentioned contracts are as follows:

| | |
|---|---|
| Brokerage Commissions - | $ 141,313 |
| Mutual Funds - | $ 145,923 |
| 529 Plan Commissions - | $ 6,996 |
| Annuities - | $ 46,700 |
| Retirement Plans - | $ 17,627 |
| Managed Account Fees | $ 502,404 |
| Total | $ 860,963 |

## Note 8 - LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for its office space for an unspecified period of time, although it is the intention of the Company to stay in the same location for the next 3 years, or longer. The Company's lease does not include termination options for either party to the lease, or restrictive financial, or other covenants. Payments due under the lease contracts are a fixed $1,100 per month. Therefore, the lease present asset value has been calculated as follows:

| | |
|---|---|
| Monthly Annual Payments | $1,100 |
| Time Period | 3 Years |
| Annual Interest Rate | 3% |

PRESENT VALUE OF PAYMENTS $37,920

# ATIS, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1(f)
## December 31, 2021

| | |
|---|---|
| **Net Capital** | |
| Stockholders' equity | $ 207,481 |
| Less nonallowable assets | - |
| Net capital before haircuts on security position | 207,481 |
| Haircuts on securities | (7,460) |
| Net capital | $ 200,021 |
| | |
| Aggregate Indebtedness | $ 27,108 |
| Net capital required based on aggregate indebtedness | $ 1,807 |
| | |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (Based on minimum dollar requirement) | $ 50,000 |
| Excess Net Capital | $ 150,021 |
| Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement | $ 140,021 |
| Percentage of Aggregate Indebtedness to Net Capital | 13.6% |

## ATIS, INC.

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISIION

## AS OF DECEMBER 31, 2021

The SEC rules related to the "Possession or Control Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

**ATIS, INC.**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**

**UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2021**

The SEC rules related to the "Computation for Determination of Reserve Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ATIS, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ATIS, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATIS, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) ATIS, Inc stated that ATIS, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. ATIS, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATIS, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 1, 2022

ATIS inc.
Investment Advisory Services

Exemption from SEC Rule 15c3-3

January 6, 2022

The following statements are made to the best knowledge and belief of ATIS, Inc.:

1. ATIS, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): ATIS, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. ATIS, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

John J. Evanich

President

9717 Prairie Avenue · Highland, Indiana 46322
Phone 219-836-2102 · Fax 219-836-2368